767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

August 21, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: John Dana Brown

Re:	Dave & Buster’s Entertainment, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 24, 2014 (CIK No. 0001525769)

Dear Mr. Brown:

On behalf of our client, Dave & Buster’s Entertainment, Inc., a Delaware corporation (the “Company”), we are confidentially submitting herewith electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001525769) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated August 6, 2014. We are sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

Securities and Exchange Commission

August 21, 2014

Prospectus Summary, page 1

Our Company’s Core Strengths, page 3

1.	We note your response to our prior comment 11 and reissue in part. Please revise to explain what the “WOW” store design entails using concrete examples.

The Company has revised the disclosure on page 4 in response to the Staff’s comment. The Company has also revised the disclosure to remove references to “WOW” throughout the Registration Statement.

2.	You state that you “plan to remodel three stores during fiscal 2014 and by the end of fiscal 2014, approximately 65% of [y]our stores will either be new or remodeled.” Please revise to clarify what portion of this includes “WOW” store redesigns and what portion involves “Sports initiatives.”

The Company has revised the disclosure on page 4 in response to the Staff’s comment.

Store Model Generates Industry-Leading Store Economics and Strong Returns, page 4

3.	We note your response to our prior comment 15. The term “Industry-Leading Store Economics” may suggest that your “Store Economics” are ranked number 1 in the industry. In light of this please revise to specifically state here what you mean by “Industry-Leading” and what metric or metrics you refer to as “Store Economics.” In this regard we note that the data you provided in response to our prior comment 10 appeared to be only a selection of certain companies within the restaurant industry and your average revenues per store was not the highest within that group of companies you selected. In your response letter to us please also provide us objective support for your revised disclosure. In addition please tell us how you selected any companies against which you are comparing yourself in this matter.

The Company has revised its disclosure on page 5 to remove references to “Industry-Leading” in response to the Staff’s comment. The Company respectfully advises the Staff that the metrics used to refer to favorable store economics are stated on page 5 and include its average Store-level EBITDA margins, which were higher than all companies in the comparison, and average store revenues, which were higher than all but one of the companies in the comparison. The Company respectfully advises the Staff that it selected the companies for the comparison because they are among the publicly traded casual dining restaurants that operate nationally and that it believes target similar demographics that the Company targets.

Securities and Exchange Commission

August 21, 2014

Business, page 70

Our Company’s Core Strengths, page 72

History of Margin Improvement, page 73

4.	We note your response to our prior comment 12. Please also revise your disclosure to briefly discuss examples of identifying operational efficiencies and implementing cost saving initiatives. In doing so please state when each initiative was implemented.

The Company has revised its disclosure on page 73 in response to the Staff’s comment.

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (212) 310-8893.

In addition to the foregoing, we note that the amended filing includes changes to the artwork, and we supplementally advise the Staff that the Company’s response #6 from the comment response letter dated July 3, 2014 applies equally to the new artwork.

Sincerely yours,

/s/ Corey R. Chivers
Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:	Stephen M. King

Chief Executive Officer

Dave & Buster’s Entertainment, Inc.

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